Exhibit (a)(1)(H)

Option Exchange Offer Overview October 21, 2010

What is a Stock Option? The opportunity to purchase BBND stock at a given price during a specific time period Vests over time The value of a stock option depends on the price of the stock at the time of exercise All BBND employees receive stock options when they are hired or promoted If the current stock price is less than the exercise price, then the option is "underwater" Because of the volatility of BBND's stock price since the IPO in 2007, many employees hold underwater options Since Company stock is an important part of BBND employees' compensation, the Company is offering a one-time-only opportunity to exchange underwater options for a lesser number of restricted stock units The decision to participate is entirely voluntary Stock Option Exchange Slide 2

How the Option Exchange Works YOU BigBand Restricted Stock Units Underwater Stock Options Slide 3

Which Stock Options are Eligible for Exchange? Option Price > $3.50 Not yet exercised and remain outstanding as of the end of the Exchange May be Vested or Unvested Were granted under the 2007 Equity Incentive Plan (and the Israeli Sub-plan thereunder), or the 2003 Share Option and Incentive Plan (and the 2004 Share Option and Incentive Plan Sub-plan for Israeli employees thereunder) Slide 4

If You Elect to Exchange Your Options... In return you will receive Restricted Stock Units Each RSU becomes a share of BBND stock when it vests In order for RSU to vest, you must remain a BBND service provider through each applicable vest date RSU type Vesting Schedule RSUs received in exchange for vested underwater options 1/3 after 9 months, 1/3 after 18 months, and 1/3 after 27 months RSUs received in exchange for unvested underwater options One-twelfth each quarter, for three years Slide 5

Option Price Determines the # of RSUs Offered Option Price Determines the # of RSUs Offered Slide 6

An Example... An Example... Slide 7 Assumptions: 300 Stock Options (Grant Price $5) exchanged for 100 RSUs Please note: this analysis ignores the impact of taxes and vesting Break-even point is $7.50

Other Notes Participation is completely voluntary An eligible employee must actively elect whether he or she wants to participate, for each eligible grant BBND makes no recommendation as to whether an employee should participate Neither the offer nor participation therein constitutes an alteration of the employee relationship. Employment at BBND remains at-will1 All investments, including participation in or the opting out of this exchange offer, involve risk. Each employee should consult his or her tax and/or investment advisor(s) for advice 1Except where such relationship is defined otherwise by local law Slide 8

For More Information Please refer to the Exchange communication materials that will be provided to you later today An email box and phone number have been established to accept questions A website has been set up to record your participation elections, or you may participate by fax Information on all of the above will be emailed to you today Slide 9

Timing and Next Steps Exchange offer is open as of October 21, 2010 If you hold eligible options, and wish to participate in the Exchange, you must make your election by 9PM (RWC time) on November 18, 2010 Late elections will not be accepted Elections may only be made on the website or by fax Slide 10